Exhibit (d)(1)

EXECUTION COPY

STANDSTILL AGREEMENT

This Agreement is entered into as of August 31, 2020 (this “Agreement” (including the exhibits hereto)), by and among Saba Capital Management, L.P. (“Saba”), Pioneer Floating Rate Trust (the “Fund”), Amundi Pioneer Asset Management, Inc. (the “Adviser” and together with Saba and the Fund, the “Parties” and individually a “Party”).

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Adviser serves as the Fund’s adviser pursuant to a management agreement between the Fund and the Adviser; and

WHEREAS, as of the close of business on the date hereof, Saba may be deemed to be the beneficial owner (as such term is used in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of, in the aggregate, 6,124,520 shares of common shares of the Fund, no par value (“Common Shares”), which includes Common Shares held by one or more private funds and accounts managed by Saba (the “Saba Private Funds”) and Saba Closed-End Funds ETF, an open-end management investment company registered under the 1940 Act (the “ETF”) for which Saba serves as a sub-adviser. For the avoidance of doubt, the ETF is not a party to, is not restricted by and is not governed by, the terms of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Tender Offer by the Fund

1.1 On the basis of the representations, warranties and agreements set forth herein and subject to performance by Saba of its covenants and other obligations hereunder and the other conditions set forth herein:

(a) The Fund shall conduct a tender offer to purchase for cash 50% (the “Maximum Amount”) of its outstanding Common Shares (the “Tender Offer”). The Tender Offer shall include the following terms: (i) all shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98.5% of the Fund’s net asset value per share (“NAV”) as determined as of the close of the regular trading session of the New York Stock Exchange (the “NYSE”) on the next trading day after the expiration date of the Tender Offer or, if the Tender Offer is extended, on the next trading day after the day to which the Tender Offer is extended, (ii) the Fund shall purchase Common Shares tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares are properly tendered and not properly withdrawn, (iii) the consideration to be paid by the Fund for Common Shares purchased under the Tender Offer shall consist solely of cash and (iv) if less than the Maximum Amount of Common Shares have been properly tendered and not withdrawn, then the Fund shall only be obligated to purchase such amount of Common Shares actually tendered. Notwithstanding anything contained in this Agreement to the contrary, in no event shall (i) the Tender Offer expire or close prior to December 20, 2020 and (2) the Fund pay for any Common Shares tendered in the Tender Offer prior to December 20, 2020. The Fund will pay for any Common Shares tendered in the Tender Offer prior to December 31, 2020.

(b) The Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

(c) The Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(d) Although the Fund has committed to conduct the Tender Offer under the circumstances set forth above, the Fund will not commence the Tender Offer or accept tenders of the Fund’s Common Shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Fund’s shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended (which would make the Fund a taxable entity, causing the Fund’s income to be taxed at the fund level in addition to the taxation of shareholders who receive distributions from the Fund); or (ii) there is any (A) legal order issued by any court or other governmental or regulatory authority of competent jurisdiction in effect that prevents, prohibits or enjoins the consummation of the Tender Offer, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the Nasdaq Stock Market and the NYSE MKT LLC or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State. In the event of a delay pursuant to any of clauses (i) or (ii) above, the Fund will provide prompt written notice to Saba together with a detailed analysis of the reason for such delay and reasonable support for such determination. In the event of a delay pursuant to either of clauses (i) or (ii) above, the Fund will commence the Tender Offer as soon as practicable and not later than 20 days after the termination of such delaying event.

(e) Other than in connection with regularly scheduled distributions under a dividend reinvestment plan, the Fund shall not issue any Common Shares or any securities exchangeable or convertible into Common Shares prior to the payment of the Tender Offer proceeds.

1.2 Saba agrees to tender, or cause to be tendered, all of the Common Shares of which Saba or its Affiliates or a Saba Entity (each, as defined below) is the beneficial owner (as such term is used in Rule 13d-3 under the Exchange Act) in the Tender Offer, including, but not limited to, all of the Common Shares then owned by Saba and the Saba Private Funds and excluding the ETF.

Section 2. Additional Agreements

2.1 Saba, on behalf of itself, the Saba Entities, and their respective Affiliates, hereby irrevocably withdraws the shareholder notice submitted by Saba Capital Master Fund Ltd. to the Fund on May 4, 2020, and any and all related amendments, supplements, notices, and other materials submitted to the Fund in connection therewith.

2.2 Saba covenants and agrees that during the period from the date of this Agreement through the date that is the earlier of (a) the date one day after the completion of the Fund’s 2022 annual meeting of shareholders, (b) such date that the Fund determines not to conduct the Tender Offer pursuant to Section 1.1(d) (which date shall not include a determination to delay the Tender Offer pursuant to the last sentence of Section 1.1(d) and provided that the Board of the Fund shall provide, within one (1) calendar day, written notice to Saba of any such determination not to conduct or delay the Tender Offer), and (c) the date that is 60 days prior to the earlier of the last date that a shareholder proposal pursuant to Rule 14a-8 under the Exchange Act or trustee nomination is permitted to be submitted to the Fund for the Fund’s 2023 annual meeting of shareholders (the “Effective Period”), it will not, and will cause its respective principals, directors, general partners, members, officers, employees, agents (acting on Saba’s behalf), affiliated persons (as defined in the 1940 Act and which, for the avoidance of doubt, shall exclude the ETF but shall include (without limitation) any account or other pooled investment vehicle now or in the future managed, advised or sub-advised by Saba or its affiliated persons) and representatives under Saba’s control (all such persons, collectively, the “Saba Entities”), and any other persons controlled by or under common control with Saba or Saba Capital Management GP, LLC or Boaz R. Weinstein (which shall not include the ETF) (such other persons, “Affiliates”), not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), unless specifically permitted in writing in advance by the Fund and the Adviser, take any of the actions with respect to the Fund as set forth below:

(a) effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to (other than as specifically contemplated by this Agreement):

(i) any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Exchange Act, including any otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii) knowingly encourage or advise any other person or knowingly assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the Fund management’s recommendation with respect to the Fund in connection with such matter or encouragement or advice solely amongst Saba and its Affiliates and the Saba Entities) with respect to the Fund; or

(iii) any (i) tender or exchange offer for securities of the Fund (aside from the Tender Offer contemplated by Section 1 or any other tender offer offered or approved by the Fund to all shareholders), or any merger, consolidation, business combination or acquisition or disposition of assets of the Fund, or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to the Fund (it being understood that the foregoing shall not restrict any person (including Saba and its Affiliates) from tendering Common Shares, receiving payment for Common Shares or otherwise participating in any such transaction on the same basis as other shareholders of the Fund or from participating in any such transaction that has been approved by the Fund Board, subject to the terms of this Agreement); or

(iv) directly or indirectly engage in any short sale that derives substantially all of its value from a decline in the market price of the Fund (for the avoidance of doubt, Saba and its Affiliates may short sell broad based indices);

(b) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than a group that consists solely of members of Saba and its Affiliates and the Saba Entities) with respect to the securities of the Fund or in connection with seeking the election or removal of any trustee of the Fund;

(c) deposit any securities of the Fund in any voting trust or subject any securities of the Fund to any arrangement or agreement with respect to the voting of the securities of the Fund, including, without limitation, lend any securities of the Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund (other than any such voting trust, arrangement or agreement solely among the members of Saba and its Affiliates and the Saba Entities);

(d) seek, alone or in concert with others, (i) election or appointment to, or representation on, the Board of the Fund, or nominate or propose the nomination of, or recommend the nomination of, any candidate to the Board of the Fund, or (ii) the removal or resignation of any member of the Board of the Fund, or knowingly encourage any such actions in clause (i) or (ii) specifically with regard to the Fund;

(e) make any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with this Section 2.2 and Section 2.3) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the Effective Period;

(f) make a request for a shareholder list or other books and records of the Fund under Delaware law or any other statutory or regulatory provision or otherwise;

(g) seek to control or influence the Adviser, the Board of the Fund or policies of the Fund;

(h) institute, solicit, knowingly assist or join any litigation, arbitration or other proceeding against or involving the Fund or any of the current or former trustees or officers (including derivative actions) of the Fund; provided, however, that for the avoidance of doubt the foregoing shall not prevent Saba from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund against Saba, or (C) responding to or complying with a validly issued legal process;

(i) make any public statement or public proposal with respect to (i) any change in the number or term of trustees or the filling of any vacancies on the Board of the Fund, (ii) any change in the capitalization, share purchase program, dividend policy or distribution policy of the Fund, (iii) any other material change in the Fund’s management, business or corporate structure with respect to the Fund, or (iv) any waiver, amendment or modification to the charter or bylaws of the Fund;

(j) enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, knowingly assist or knowingly encourage others to take any action with respect to any of the foregoing; or

(k) publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Fund or Saba, request (x) that the Fund, the Board of the Fund or any of their respective representatives amend or waive any provision of this Section 2.2 (including this sentence) or (y) the Board of the Fund to specifically invite Saba or any of its Affiliates to take any of the actions prohibited by this Section 2.2.

Nothing herein shall be deemed to prohibit Saba and its Affiliates from communicating privately with the trustees, officers, and advisors of the Fund (including the Adviser) so long as such private communications would not be reasonably determined to trigger public disclosure obligations of the content of such communications for any Party. In addition, the covenants set forth in this Section 2.2 shall not be deemed to prevent the voting of any Common Shares held by the ETF proportionately in accordance with the method prescribed in the second clause of Section 12(d)(1)(E)(iii)(aa) of the 1940 Act (“Mirror Voting”) in accordance with the proxy voting policy of the ETF.

2.3 Saba covenants and agrees that during the Effective Period, it will, and will cause its Affiliates and the Saba Entities (except, for the avoidance of doubt, the ETF) to:

(a) appear by proxy or otherwise at any annual or special meeting of shareholders of the Fund and cause all shares it and the Saba Entities and their respective Affiliates beneficially own and are entitled to vote as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

(b) except for any action that would be in contravention of this Agreement, vote or cause to be voted at any annual or special meeting of shareholders of the Fund, all of the shares it and the Saba Entities beneficially own and are entitled to vote as of the record date for such meeting (except, for the avoidance of doubt, for the ETF) (i) in favor of any proposal with respect to which the Fund Board recommends a vote in favor of such proposal and (ii) against any proposal with respect to which the Fund Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Fund Board (including regarding the election of the Fund’s Board’s nominees or a shareholder proposal submitted to the Fund pursuant to Rule 14a-8 of the Exchange Act or otherwise);

provided, however, that Saba and the Saba Entities are not required at any time to vote for or support a redomiciling or a merger and/or reorganization that results in a redomiciling to another state. For the avoidance of doubt, if Saba lends any Common Shares to any third party, Saba shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Saba shall have full voting rights with respect to all such loaned shares (except for the ETF).

2.4 Upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Saba will notify the Fund in writing of the number of Common Shares beneficially owned by it and its Affiliates and the Saba Entities. Saba shall take all actions practical to prevent its present and future general partners, members, directors, officers and Affiliates, and any Saba Entity, from engaging in conduct otherwise prohibited by this Agreement.

2.5 The Adviser covenants and agrees that following the completion of the Tender Offer and until the end of the Effective Period it will waive or reimburse ordinary operating expenses of the Fund (excluding, for example, taxes, brokerage commissions, acquired fund fees and expenses, interest expense, or litigation costs, extraordinary proxy costs, or other extraordinary expenses) for the benefit of the remaining common shareholders so that the ordinary operating expenses of the Fund do not exceed the annualized rate of 1.94% of average daily net assets of the Common Shares.

2.6 Saba represents and warrants as follows:

(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Saba in accordance with its terms.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

(d) Saba beneficially owns, directly or indirectly, all the Common Shares as described in the recitals to this Agreement (except for shares of the Saba ETF, which shall be subject to Mirror Voting in accordance with the proxy voting policies presently in place at the ETF), and its ownership of Common Shares has at all times complied with applicable provisions of the 1940 Act.

(e) As of the date hereof, neither Saba nor any of its Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares.

2.7 The Fund and the Adviser each represent and warrant as follows:

(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any provision of law applicable to it.

Section 3. Public Announcement

3.1 No later than one business day following the date of this Agreement, the Fund shall issue one press release substantially in the form attached as Exhibit A (the “Fund Press Release”), Saba shall issue one press release substantially in the form attached as Exhibit B (the “Saba Press Release” and, together with the Fund Press Release, the “Press Releases”), and no party shall make any public statement inconsistent with the Press Releases during the Effective Period in connection with the announcement of this Agreement. No party shall issue additional press releases in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other party except as provided below. Nothing in this Agreement shall prevent (a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose by discretionary acts by any Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement.

3.2 Saba shall promptly prepare and file an amendment to their applicable Schedule 13D filed with the U.S. Securities and Exchange Commission (“SEC”) for the Fund reporting the entry into this Agreement (which will not contain any statement inconsistent with the Press Releases and the Item 4 disclosure set forth therein will be in a form materially consistent with the draft previously provided to the Fund). Saba shall also file a copy of this Agreement or a summary thereof as an exhibit to the Schedule 13D amendment.

3.3 Notwithstanding anything in this Agreement to the contrary, the Parties acknowledge and agree that the Fund may not effect a merger, redomiciling to another state, reorganization with another registered investment company nor issue additional shares at any time before the payment of the Tender Offer Proceeds. The Parties acknowledge and agree that the Fund may merge or reorganize with another registered investment company for which the Adviser or its affiliates (or with any other funds that are managed or advised by a successor adviser) serves as investment adviser (whether or not the Fund is the surviving company), or redomicile, at any time after the payment of the Tender Offer Proceeds. The Fund will ensure that the company surviving any such merger or reorganization with the Fund effects it in a manner that preserves the benefits of this Agreement.

Section 4. Termination

4.1 Notwithstanding anything herein to the contrary, if the Fund fails to complete the Tender Offer and distribute the proceeds in cash to the participating shareholders before December 31, 2020 this Agreement shall terminate and be of no further force or effect.

4.2 Otherwise, this Agreement shall remain in full force and effect until the earlier of:

(a) the end of the Effective Period;

(b) such other date as may be established by mutual written agreement of the Fund, the Adviser and Saba; and

(c) upon ten (10) business days’ prior written notice by Saba or one of its Affiliates following any such material breach of this Agreement by the Fund if such breach has not been cured within such notice period, provided that Saba is not in material breach of this Agreement at the time such notice is given.

4.3 Section 6 will survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. No Disparagement

5.1 The Fund, the Adviser and Saba shall each refrain from making, and shall cause their respective affiliates and its and their respective principals, directors, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the SEC or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation of, (a) in the case of such statements or announcements by Saba: the Fund or any of its affiliates, subsidiaries or advisers (including the Adviser), or any of its or their respective current or former officers, trustees, directors or employees (including, without limitation, any statements or announcements regarding the Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund or the Adviser: Saba and its Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Saba and Saba’s advisors.

Section 6. Miscellaneous

6.1 Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the New York County, New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2 Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in New York County, New York (and the appellate courts thereof) for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the New York County, New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3 Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4 Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5 Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund, to:

Pioneer Floating Rate Trust

60 State Street

Boston, Massachusetts 02109

Attention: Christopher Kelley

Chief Legal Officer and Secretary

Email: christopher.kelley@amundipioneer.com

If to the Adviser, to:

Amundi Pioneer Asset Management, Inc.

60 State Street

Boston, Massachusetts 02109

Attention: Terrence Cullen

General Counsel, Head of Legal and Compliance

Email: terrence.cullen@amundipioneer.com

If to Saba, to

Saba Capital Management, L.P.

405 Lexington Avenue, 58th Floor

New York, NY 10174

Attention: Michael D’Angelo

Email: Michael. D’Angelo@sabacapital.com

6.6 Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use their reasonable commercial efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7 Expenses. Except as set forth below in the following sentence, all attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses. Within ten (10) business days following the certification by the Fund’s inspector of election of (i) the election of the Fund Board’s nominees and (ii) the failure of any proposal with respect to which the Fund Board recommends a vote against such proposal, the Adviser or any affiliate shall (without seeking reimbursement from the Fund) reimburse Saba for Saba’s proxy solicitation costs for the proxy contest for the Fund, cash in the amount of $75,000 by wire in accordance with separate written instructions to be provided by Saba.

6.8 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9 Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those categories of persons specifically enumerated herein, or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

6.10 Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11 Receipt of Adequate Information; No Reliance; Representation by Counsel. Each party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any party with a defense to the enforcement of the terms of this Agreement against such party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the parties.

6.12 Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signature Pages Follow]

In Witness Whereof, the Parties hereto have executed this Agreement as of the date first above written.

Pioneer Floating Rate Trust

/s/ Christopher J. Kelley
Name: Christopher J. Kelley
Title: Chief Legal Officer and Secretary

Amundi Pioneer Asset Management, Inc.

/s/ Terrence J. Cullen
Name: Terrence J. Cullen
Title: General Counsel

Saba Capital Management, L.P.

/s/ Michael D’Angelo
Name: Michael D’Angelo
Title: COO

EXHIBIT A

FUND PRESS RELEASE

PIONEER FLOATING RATE TRUST

ANNOUNCES PLAN FOR TENDER OFFER

BOSTON, MA – (BUSINESS WIRE) – August 31, 2020. Pioneer Floating Rate Trust (NYSE: PHD) announced today that the Fund’s Board of Trustees has authorized (subject to certain conditions) a cash tender offer for up to 50% of the Fund’s outstanding shares of common stock (the “Shares”) at a price per Share equal to 98.5% of the Fund’s net asset value per Share as of the business day immediately following the expiration date of the tender offer. The commencement of the tender offer will be announced at a later date. The tender offer will not expire prior to December 20, 2020. The Fund will pay for any Common Shares tendered in the Tender Offer prior to December 31, 2020. The Fund will repurchase Shares tendered and accepted in the tender offer in exchange for cash. In the event the tender offer is oversubscribed, Shares will be repurchased on a pro rata basis. Amundi Pioneer Asset Management, Inc., the Fund’s investment adviser, has agreed with the Board of the Fund to limit ordinary operating expenses of the Fund for the benefit of the Fund’s remaining shareholders.

The tender offer is pursuant to a settlement agreement between the Fund and Saba Capital Management, L.P. (“Saba”) and certain associated parties. Pursuant to the settlement agreement, Saba has agreed to immediately withdraw its nominations of three candidates for election to the Fund’s Board of Trustees and its proposal to terminate the Fund’s investment advisory agreement with Amundi Pioneer Asset Management, Inc. and to terminate its pending proxy contest at the Fund’s 2020 Annual Meeting of Shareholders. During the effective period of the settlement agreement, Saba has agreed to (1) be bound by the terms of the settlement agreement, including to comply with certain standstill covenants, and (2) vote its Shares in favor of the Board’s nominees, in favor of any proposal with respect to which the Board recommends a vote in favor of such proposal, and against any proposal with respect to which the Board recommends a vote against such proposal. The Fund has been advised that Saba will file a copy of the settlement agreement with the U.S. Securities and Exchange Commission as an exhibit to its Schedule 13D.

Tender Offer Statement

The Fund has not commenced the tender offer described in this press release. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the tender offer, including its commencement, will be provided by future public announcements. Shareholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The tender offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. Shareholders of the Fund should read the offer to purchase and tender offer statement and related exhibits when those documents are filed and become available, as they will contain important information about the tender offer. These and other filed documents will be available to investors for free both at the website of the SEC’s website, http://www.sec.gov and from the Fund’s website, https://www.amundipioneer.com/us. There can be no assurance that any Share repurchases will reduce or eliminate the discount of the Fund’s market price per Share to the Fund’s net asset value per Share.

About Pioneer Floating Rate Trust

Pioneer Floating Rate Trust is an NYSE listed closed-end fund that seeks a high level of current income. It also seeks capital preservation as a secondary objective to the extent consistent with its primary objective.

About Amundi Pioneer Asset Management

Amundi Pioneer is the U.S. business of Amundi, Europe’s largest asset manager by assets under management and ranked among the ten largest globally[1]. Boston is one of Amundi’s six main global investment hubs and offers a broad range of fixed-income, equity, and multi-asset investment solutions in close partnership with wealth management firms, distribution platforms, and institutional investors across the Americas, Europe, and Asia-Pacific. Our long history of proprietary research, robust risk management, disciplined investment processes, and strong client relationships has made Amundi Pioneer an investment adviser of choice among leading institutional and individual investors worldwide. Amundi Pioneer had approximately $85 billion in assets under management as of June 30, 2020.

[1]    Source IPE “Top 400 asset managers” published in June 2020 and based on AUM as of December 31, 2019.

Cautionary Statement Regarding Forward-Looking Statements

This press release is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund. This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “PSLRA”), and such statements are intended to qualify for the safe harbors from liability established by the PSLRA. All statements other than statements of historical fact are forward-looking and can sometimes be identified as such by the context of the statements, including words such as “believe,” “could,” “expect,” “anticipate,” “plan,” “may,” “will,” “would,” “should,” “intend,” “possible,” “continue” “project,” “estimate,” “guidance” and other similar terms and phrases, whether in the negative or affirmative, although not all forward-looking statements include these words. Similarly, statements that describe the objectives, plans, or goals of the Fund or its investment adviser are forward-looking. Such forward-looking statements are based upon the Fund’s current plans, estimates and expectations and are not a representation that such plans, estimates, or expectations will be achieved. Because such statements include risks, uncertainties and contingencies, actual events may differ materially from the expectations, intentions, beliefs, plans or predictions of the future expressed or implied by such forward-looking statements. Additionally, past performance is no guarantee of future results. Additional information concerning such risks and uncertainties are or will be contained in the Fund’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the Fund’s Annual Report to Shareholders on Form N-CSR for the fiscal year ended November 30, 2019, and its subsequent filings with the SEC which are available at http://www.sec.gov. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward- looking statements. Except as required by applicable law, the Fund undertakes no obligation to update publicly these statements for any reason, whether to reflect new information or the occurrence of unanticipated events or otherwise, following the date of this press release.

Important Additional Information And Where To Find It

The Fund’s trustees, executive officers, and certain persons associated with the Fund’s investment adviser and its parent company are deemed participants in the solicitation of proxies from the Fund’s shareholders in connection with the matters to be considered at the 2020 Annual Meeting of Shareholders. On August 3, 2020, the Fund filed a definitive proxy statement and an accompanying definitive WHITE proxy card with the SEC in connection with the solicitation of proxies from the Fund’s shareholders in connection with the matters to be considered at the Fund’s 2020 Annual Meeting of Shareholders. Information regarding the names of the Fund’s trustees, executive officers, and certain persons associated with the Fund’s investment adviser and its parent company and their respective direct or indirect interests in the Fund by security holdings or otherwise can be found in such such definitive proxy statement, including the schedules and appendices thereto. INVESTORS AND SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND THE ACCOMPANYING WHITE PROXY CARD AND OTHER DOCUMENTS FILED BY THE FUND WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders may obtain the definitive proxy statement, any amendments or supplements to the proxy statement, the accompanying WHITE proxy card, and other documents filed by the Fund with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available free of charge at the Fund’s website at https://www.amundipioneer.com/us, by writing to the Fund’s Secretary at Pioneer Floating Rate Trust, 60 State Street, Boston, Massachusetts 02109, by contacting the Fund’s investor relations department at 1.800.859.8508, or by contacting the Fund’s proxy solicitor, Okapi Partners LLC, toll free at 877.566.1922.

EXHIBIT B

Saba Press Release

SABA CAPITAL REACHES AGREEMENT WITH

PIONEER FLOATING RATE TRUST TO TENDER 50% OF ITS SHARES

Pioneer Floating Rate Trust to Commence Tender Offer

New York – August 31, 2020 – Saba Capital Management, L.P. and certain associated parties (collectively “Saba”) today announced that it has reached an agreement with Pioneer Floating Rate Trust (NYSE: PHD) (the “Fund”).

Under the terms of the agreement, the Fund will commence a cash tender offer for up to 50% of the Fund’s outstanding shares of common stock at a price per share equal to 98.5% of the Fund’s net asset value (“NAV”) per share. The tender offer will not expire prior to December 20, 2020. The Fund will repurchase shares tendered and accepted in the tender offer in exchange for cash. Amundi Pioneer Asset Management, Inc., the Fund’s investment adviser, has agreed with the Board of the Fund to limit ordinary operating expenses of the Fund for the benefit of the Fund’s remaining shareholders. Saba has agreed to certain standstill covenants.

“We believe this agreement is in the best interests of all shareholders by allowing them the opportunity to tender their shares at a price close to the Fund’s NAV. Importantly, the agreement will benefit both the Fund’s tendering and non-tendering shareholders, as the tender price will be accretive to the NAV of the Fund’s remaining shareholders and Amundi Pioneer Asset Management, Inc. has agreed with the Fund’s Board to limit ordinary operating expenses of the Fund going forward. We are grateful to the Board for engaging in productive and constructive discussions with Saba.”

About Saba Capital

Saba Capital Management, L.P. is an Investment Adviser based in New York. Launched in 2009, Saba currently manages assets across three core strategies: Credit Relative Value, Tail Hedge, and Closed-End Funds.

Investors

Leah Jordan

Investor Relations

Leah.Jordan@sabacapital.com

Media

Gasthalter & Co.

Jonathan Gasthalter/Amanda Klein

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